Exhibit 99.2

Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2009 of Thomson Reuters Corporation of our report dated March 11, 2010 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.1 incorporated by reference in the Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-9 (No. 333-156187), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782), Form S-8 (No. 333-135721), Form S-8 (No. 333-152029), Form S-8 (333-162035) and Form F-3 (No. 333-150560) of our report referred to above.

We also consent to the reference to us under the heading "Interest of Experts" in the Annual Report which appears in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 11, 2010